                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------

                             DE ANZA PROPERTIES - X
                            (Name of Subject Company)

                               MORAGA CAPITAL, LLC
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                             -----------------------

Michael L. Ashner                               Copy to:
Jericho Associates, L.P.                        Mark I. Fisher, Esq.
100 Jericho Quandrangle, Ste. 214               Rosenman & Colin
Jericho, New York 11753                         575 Madison Avenue
                                                New York, New York  10022


                                                Copy to:
C.E. Patterson                                  Paul J. Derenthal, Esq.
MacKenzie Patterson Inc.                        Derenthal & Dannhauser
1640 School Street, Suite 100                   455 Market Street, Suite 1600
Moraga, California  94556                       San Francisco, California  94105
(510) 631-9100                                  (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------

           Transaction                                          Amount of
           Valuation*                                           Filing Fee
           -----------                                          ----------
           $2,550,000                                           $510
--------------------------------------------------------------------------------


* For purposes of calculating the filing fee only. This amount assumes the purchase of 5,665 Units of Limited Partnership Interest ("Units") of the subject company at $450.00 in cash per Unit.

/  /     Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

CUSIP NO.   None                      14D-1                  Page 2 of ___ Pages


--------------------------------------------------------------------------------
1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

              MORAGA CAPITAL, LLC

--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (See Instructions)

                                                          (a)     / /
                                                          (b)     / /

--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Sources of Funds (See Instructions)

              WC, AF

--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(e) or 2(f)

                                                                  / /

--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

              Delaware

--------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by Each Reporting Person     1,639

--------------------------------------------------------------------------------
8.    Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)

                                                                  / /

--------------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in Row (7)           7.2%

--------------------------------------------------------------------------------
10.   Type of Reporting Person (See Instructions)

              OO

Item 1.     Security and Subject Company.

            (a) This Schedule relates to units of limited partnership interest (the "Units") of De Anza Properties - X (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 9171 Wilshire Boulevard, Beverly Hills, California 90210.

            (b) This Schedule relates to the offer by Moraga Capital, LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 5,665 Units for cash at a price equal to $450 per Unit less the amount of any distributions made or declared with respect to the Units between November 29, 1995 and December 29, 1995, or such later date to which the Purchaser may extend the offer, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 29, 1995 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 22,640.5 Units outstanding as of September 30, 1995, according to its quarterly report on Form 10-Q for the quarter then ended.

            (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.     Identity and Background.

            (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

            (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.     Past Contacts, Transactions or Negotiations with the Subject
            Company.

            (a)-(b) Since January 1, 1992, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.     Source and Amount of Funds or Other Consideration.

            (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

            (b)-(c) Not applicable.

Item 5.     Purpose of the Tender Offer and Plans or Proposals of the Bidder.

            (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

            (f)     Not applicable.

Item 6.     Interest in Securities of the Subject Company.

            (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

            The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.     Persons Retained, Employed or To Be Compensated.

            None.

Item 9.     Financial Statements of Certain Bidders.

            Not applicable.

Item 10.    Additional Information.

            (a)     None.

            (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

            (d)     None.

            (e)     None.

            (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.    Material to be Filed as Exhibits.

            (a)(1)  Offer to Purchase dated November 29, 1995.

            (a)(2)  Letter of Transmittal.

            (a)(3)  Form of Letter to Unitholders dated November 29, 1995.

            (b)-(f) Not applicable.

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      November 29, 1995

MORAGA CAPITAL, LLC

BY ITS MEMBERS:

JERICHO ASSOCIATES, L.P.

By:         /s/    MICHAEL L. ASHNER                           November 29, 1995
            -----------------------------                      -----------------
            Michael L. Ashner,                                 Date
            Its General Partner

MORAGA PARTNERS, INC.

By:         /s/    C.E. PATTERSON                              November 29, 1995
            -----------------------------                      -----------------
            C.E. Patterson, President                          Date

CAL-KAN, INC.

By:         /s/    C.E. PATTERSON                              November 29, 1995
            -----------------------------                      -----------------
            C.E. Patterson, President                          Date

LP SECONDARY MARKET FUND, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/   C.E. PATTERSON                       November 29, 1995
                   -----------------------------               -----------------
                    C.E. Patterson, President                  Date

MACKENZIE SPECIFIED INCOME FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/   C.E. PATTERSON                       November 29, 1995
                   -----------------------------               -----------------
                    C.E. Patterson, President                  Date

MACKENZIE PATTERSON SPECIAL FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/   C.E. PATTERSON                       November 29, 1995
                   -----------------------------               -----------------
                    C.E. Patterson, President                  Date

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS
  INCOME FUND 3, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/    C.E. PATTERSON                      November 29, 1995
                   -----------------------------               -----------------
                    C.E. Patterson, President                  Date

CFS SECONDARY MARKET FUND, L.P.

            By:     /s/   WILLIAM R. COUSINS                   November 29, 1995
                   -----------------------------               -----------------
                    William R. Cousins,                        Date
                    Its General Partner

MORAGA FUND 1, L.P.

By:         Moraga Partners, Inc.,
            Its General Partner

            By:     /s/    C.E. PATTERSON                      November 29, 1995
                   -----------------------------               -----------------
                    C.E. Patterson, President                  Date

ACCELERATED HIGH YIELD INCOME FUND I, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/    C.E. PATTERSON                      November 29, 1995
                   -----------------------------               -----------------
                    C.E. Patterson, President                  Date

ACCELERATED HIGH YIELD INCOME FUND II, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/    C.E. PATTERSON                      November 29, 1995
                   -----------------------------               -----------------
                    C.E. Patterson, President                  Date

ACCELERATED HIGH YIELD GROWTH FUND I, L.P.

By:         MacKenzie Patterson, Inc.,
            Its General Partner

            By:     /s/    C.E. PATTERSON                      November 29, 1995
                   -----------------------------               -----------------
                    C.E. Patterson, President                  Date

                                  EXHIBIT INDEX

Exhibit             Description                                      Page
-------             -----------                                      ----
(a)(1)      Offer to Purchase dated November 29, 1995.

(a)(2)      Letter of Transmittal.

(a)(3)      Form of Letter to Unitholders dated November 29, 1995.